================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 8)


                                 NEUROCHEM INC.
           ----------------------------------------------------------
                                (NAME OF COMPANY)


                           COMMON SHARES, NO PAR VALUE
           ----------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    64125K101
           ----------------------------------------------------------
                                 (CUSIP NUMBER)


                              DR. FRANCESCO BELLINI
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 NEUROCHEM INC.
                            275 ARMAND FRAPPIER BLVD.
                          LAVAL, QUEBEC H7V 4A7, CANADA
                                 (450) 680-4500
           ----------------------------------------------------------
           (PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 APRIL 21, 2005
           ----------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


================================================================================

CUSIP NO. 64125K101 13D            SCHEDULE 13D               PAGE 2 OF 21 PAGES
--------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         P. P. LUXCO HOLDINGS II S.A.R.L.
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     SOURCE OF FUNDS (See Instructions)

         AF
--------------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

         LUXEMBOURG
--------------------------------------------------------------------------------
   NUMBER OF         7.     SOLE VOTING POWER          0

     SHARES          -----------------------------------------------------------
                     8.     SHARED VOTING POWER        11,068,368(1)
  BENEFICIALLY
                     -----------------------------------------------------------
    OWNED BY         9.     SOLE DISPOSITIVE POWER     0

 EACH REPORTING      -----------------------------------------------------------
                     10.    SHARED DISPOSITIVE POWER   11,068,368(1)
  PERSON WITH:
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,068,368(1)
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.7%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------



----------

(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D          SCHEDULE 13D                 PAGE 3 OF 21 PAGES
--------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PICCHIO PHARMA INC.
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     SOURCE OF FUNDS (See Instructions)

         AF
--------------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADA
--------------------------------------------------------------------------------
   NUMBER OF         7.     SOLE VOTING POWER          0

    SHARES           -----------------------------------------------------------
                     8.     SHARED VOTING POWER        11,068,368(1)
 BENEFICIALLY
                     -----------------------------------------------------------
   OWNED BY          9.     SOLE DISPOSITIVE POWER     0

EACH REPORTING       -----------------------------------------------------------
                     10.    SHARED DISPOSITIVE POWER   11,068,368(1)
 PERSON WITH:
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,068,368(1)
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.7%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------




----------

(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D          SCHEDULE 13D                 PAGE 4 OF 21 PAGES
--------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         FMRC FAMILY TRUST
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     SOURCE OF FUNDS (See Instructions)

         OO
--------------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

         ALBERTA
--------------------------------------------------------------------------------
  NUMBER OF          7.         SOLE VOTING POWER          0

   SHARES            -----------------------------------------------------------
                     8.         SHARED VOTING POWER        11,318,368(1)
 BENEFICIALLY
                     -----------------------------------------------------------
  OWNED BY           9.         SOLE DISPOSITIVE POWER     0

EACH REPORTING       -----------------------------------------------------------
                     10.        SHARED DISPOSITIVE POWER   11,318,368(1)
 PERSON WITH:
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,318,368(1)
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.3%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------



----------

(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D          SCHEDULE 13D                 PAGE 5 OF 21 PAGES
--------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JOHN W. CHURCHILL
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADA
--------------------------------------------------------------------------------
  NUMBER OF          7.         SOLE VOTING POWER          0

   SHARES            -----------------------------------------------------------
                     8.         SHARED VOTING POWER        11,318,368(1)
 BENEFICIALLY
                     -----------------------------------------------------------
  OWNED BY           9.         SOLE DISPOSITIVE POWER     0

EACH REPORTING       -----------------------------------------------------------
                     10.        SHARED DISPOSITIVE POWER   11,318,368(1)
 PERSON WITH:
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,318,368(1)
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [ ]

--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.3%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------



----------

(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D          SCHEDULE 13D                 PAGE 6 OF 21 PAGES
--------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         VERNON H. STRANG
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADA
--------------------------------------------------------------------------------
  NUMBER OF          7.      SOLE VOTING POWER          0

   SHARES            -----------------------------------------------------------
                     8.      SHARED VOTING POWER        11,318,368(1)
 BENEFICIALLY
                     -----------------------------------------------------------
  OWNED BY           9.      SOLE DISPOSITIVE POWER     0

EACH REPORTING       -----------------------------------------------------------
                     10.     SHARED DISPOSITIVE POWER   11,318,368(1)
 PERSON WITH:
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,318,368(1)
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.3%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------



----------

(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D          SCHEDULE 13D                 PAGE 7 OF 21 PAGES
--------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         POWER TECHNOLOGY INVESTMENT CORPORATION
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADA
--------------------------------------------------------------------------------
  NUMBER OF          7.      SOLE VOTING POWER          1,166,666

   SHARES            -----------------------------------------------------------
                     8.      SHARED VOTING POWER        11,068,368(1)
 BENEFICIALLY
                     -----------------------------------------------------------
  OWNED BY           9.      SOLE DISPOSITIVE POWER     1,166,666

EACH REPORTING       -----------------------------------------------------------
                     10.     SHARED DISPOSITIVE POWER   11,068,368(1)
 PERSON WITH:
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,235,034(1)
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [ ]

--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         31.7%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------



----------

(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D          SCHEDULE 13D                 PAGE 8 OF 21 PAGES
--------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         DR. FRANCESCO BELLINI
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADA
--------------------------------------------------------------------------------
  NUMBER OF          7.      SOLE VOTING POWER          372,499(1)

   SHARES            -----------------------------------------------------------
                     8.      SHARED VOTING POWER        0
 BENEFICIALLY
                     -----------------------------------------------------------
  OWNED BY           9.      SOLE DISPOSITIVE POWER     372,499(1)

EACH REPORTING       -----------------------------------------------------------
                     10.     SHARED DISPOSITIVE POWER   0
 PERSON WITH:
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         422,599(2)
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.2%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------



----------

(1) Includes 205,833 common shares issuable under currently exercisable options.

(2) Includes 205,833 common shares issuable under currently exercisable options and 50,100 common shares held of record by Dr. Bellini's wife and which he may be deemed to beneficially own.

CUSIP NO. 64125K101 13D             SCHEDULE 13D              PAGE 9 OF 21 PAGES


    This Amendment No. 8 amends the Schedule 13D filed on October 3, 2003, as amended (the "Statement"), and is filed by (i) P.P. Luxco Holdings II S.A.R.L.,
(ii) Picchio Pharma, Inc., (iii) FMRC Family Trust, (iv) John W. Churchill, (v) Vernon H. Strang, (vi) Power Technology Investment Corporation and (vii) Dr. Francesco Bellini, relating to the common stock, no par value, of Neurochem Inc., a corporation organized under the Canada Business Corporation Act. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect.


ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

    The second paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

    The Filing Persons beneficially own, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, the number of Neurochem Shares as follows:

    (i) Luxco owns of record 11,068,368 Neurochem Shares (or 28.7% of the outstanding Neurochem Shares), of which 4,000,000 such shares are subject to currently exercisable warrants;

    (ii) Picchio, by virtue of its ownership of all of the issued and outstanding voting equity securities of Luxco, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco (or 28.7% of the outstanding Neurochem Shares);

    (iii) FMRC, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco. FMRC also directly owns, beneficially and of record, 250,000 Neurochem Shares. As a result of these holdings, FMRC beneficially owns 29.3% of the outstanding Neurochem Shares;

    (iv) Power Tech, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco. Power Tech also directly owns, beneficially and of record, 1,166,666 Neurochem Shares. As a result of these holdings, Power Tech beneficially owns 31.7% of the outstanding Neurochem Shares;

    (v) Messrs. Churchill and Strang, solely by virtue of their status as trustees of FMRC, may be deemed to share beneficial ownership of the Neurochem Shares held by Luxco and the shares held directly by FMRC, resulting in each of them beneficially owning 29.3% of the outstanding Neurochem Shares; and

    (vi) Dr. Bellini has beneficial ownership of 422,599 Neurochem Shares (or 1.2% of the outstanding Neurochem Shares), of which (i) 205,833 are issuable under options that are currently exercisable or exercisable within 60 days and
(ii) 50,100 are held of record by his wife and which he may be deemed to beneficially own.

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 10 OF 21 PAGES


    The third paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

    Certain directors and executive officers of Power Corp. or Power Tech, or their spouses, own Neurochem Shares as follows (number of Neurochem Shares in parentheses): (i) Peter Kruyt (60,700), of which 35,500 are subject to options which are currently exercisable or exercisable within 60 days; (ii) John Bernbach (20,400); (iii) Andre Desmarais (60,000), 10,000 of which are held of record by his wife and which he may be deemed to beneficially own; (iv) Paul Desmarais Jr. (1,500), which he may be deemed to beneficially own and which are held of record by his wife. Messrs. Peter Kruyt and Andre Desmarais are also, respectively, Director and Deputy-Chairman and Director of Picchio. In addition, Mr. John A. Rae, a director and executive vice president of Power Corp., is the Chair of the Board of Trustees of Queen's University at Kingston, Ontario which owns 84,058 Neurochem Shares. Mr. John A. Rae disclaims beneficial ownership of those shares.

    The fifth paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

    By virtue of the Shareholders Agreement, Power Tech, FMRC, Picchio, Dr. Francesco Bellini and Messrs. Churchill and Strang may be deemed to be members of a group as defined in Rule 13d-5(b). However, by virtue of the waivers filed as Exhibit U hereto, (i) Power Tech was not acting in concert with any of the other foregoing persons in connection with the acquisition of its additional 300,000 Neurochem Shares reported in Amendment No. 2 to the Statement, the additional aggregate 450,000 Neurochem Shares reported in Amendment No. 3 to the Statement, and the additional 250,000 Neurochem Shares reported in Amendment No. 7 to the Statement, and (ii) FMRC and, by virtue of their relationships to FMRC, Messrs Strang and Churchill were not acting in concert with any of the other foregoing persons in connection with its acquisition of the additional 250,000 Neurochem Shares reported in Amendment No. 7 to the Statement. FMRC, Picchio, Luxco, Mr. Churchill and Mr. Strang each disclaims beneficial ownership of (q) the 422,599 Neurochem Shares (of which 205,833 are issuable under options that are currently exercisable or exercisable within 60 days) owned by Dr. Bellini, 372,499 of which are owned beneficially and of record by Dr. Bellini and 50,100 of which are held of record by his wife and which he may be deemed to beneficially own (r) the 1,166,666 Neurochem Shares owned beneficially and of record by Power Tech. Each of Picchio and Luxco disclaims beneficial ownership of (s) the 250,000 Neurochem Shares owned beneficially by FMRC and, by virtue of their relationships to FMRC, Messrs Strang and Churchill, (t) the 1,166,666 Neurochem Shares owned beneficially and of record by Power Tech, and (u) the 422,599 Neurochem Shares (including 205,833 shares issuable under currently exercisable options) owned by Dr. Bellini, 372,499 of which are owned beneficially and of record by Dr. Bellini and 50,100 of which are held of record by his wife and which he may be deemed to beneficially own. Power Tech disclaims beneficial ownership of (v) the 250,000 Neurochem Shares owned beneficially by FMRC and, by virtue of their relationships to FMRC, Messrs Strang and Churchill, and (w) the 422,599 Neurochem Shares (including 205,833 shares issuable under currently exercisable options) owned by Dr. Bellini, 372,499 of which are owned beneficially and of record by Dr. Bellini and 50,100 of which are held of record by his wife and which he may be deemed to beneficially own. Each of Messrs. Churchill and Strang disclaims beneficial ownership of (x) the 1,166,666 Neurochem Shares owned beneficially and of record by Power Tech and (y) the

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 11 OF 21 PAGES


422,599 Neurochem Shares (including 205,833 shares issuable under currently exercisable options) owned by Dr. Bellini, 372,499 of which are owned beneficially and of record by Dr. Bellini and 50,100 of which are held of record by his wife and which he may be deemed to beneficially own. Dr. Bellini disclaims beneficial ownership of all of the Neurochem Shares held by the other Filing Persons.

    The first four sentences of subsection (b) of Item 5 are amended and restated to read in their entirety as follows:

    Except as disclosed herein, each Filing Person has the shared power to vote and to dispose of the Neurochem Shares beneficially owned by them (as defined in Rule 13d-3 under the Securities Exchange Act of 1934). FMRC and, by virtue of their relationships to FMRC, Messrs. Strang and Churchill have shared voting and dispositive power over the 250,000 Neurochem Shares owned by FMRC. Power Tech has the sole voting and dispositive power over the 1,166,666 Neurochem Shares owned of record by it. Dr. Bellini has sole voting and dispositive power over the 372,499 Neurochem Shares owned of record by him (including 205,833 shares issuable under currently exercisable options). Dr. Bellini's wife, Marisa Bellini, has sole voting and dispositive power over the 50,100 Neurochem Shares owned of record by her.

    The last sentence of subsection (c) of Item 5 is amended and restated to read in its entirety as follows:

        As an executive officer and/or director of Power Corp., Power Tech and Picchio, Andre Demarais acquired 50,000 Neurochem Shares on March 16, 2005 in an open market transaction for an aggregate consideration of Cdn $858,000 with funds borrowed under a general personal credit facility with the Royal Bank of Canada, and his wife acquired an additional 5,000 Neurochem Shares on March 15, 2005 in an open market transaction for an aggregate consideration of Cdn $87,700 with personal funds. As a director of Picchio, Marisa Bellini acquired a total of 50,100 Neurochem Shares in separate open market transactions between March 1, 2005 and March 28, 2005 for an aggregate consideration of Cdn $871,578 in a margin account maintained with CIBC Securities Inc. The dates of the transactions, the amount of Neurochem Shares involved and the price per per share in connection with Marisa Bellini's acquisitions were as follows: (a) on March 1, 2005, 15,000 Neurochem Shares were purchased at a price per share of Cdn $18.50; (b) on March 2, 2005, (i) 600 Neurochem Shares were purchased at a price per share of Cdn $17.18; (ii) 6,400 Neurochem Shares were purchased at a price per share of Cdn $17.57;
        (iii) 2,500 Neurochem Shares were purchased at a price per share of Cdn $16.95; (iv) 1,000 Neurochem Shares were purchased at a price per share of Cdn $17.70; (v) 1,600 Neurochem Shares were purchased at a price per share of Cdn $17.25; (vi) 1,900 Neurochem Shares were purchased at a price per share of Cdn $17.29; and (vii) 1,000 Neurochem Shares were purchased at a price per share of Cdn $18.28; (c) on March 17, 2005, (i) 1,500 Neurochem Shares were purchased at a price per share of Cdn $17.30; (ii) 1,200 Neurochem Shares were purchased at a price per share of Cdn $17.28; and (iii) 600 Neurochem Shares were purchased at a price per share of Cdn $17.29; (d) on March 18, 2005, (i) 1,200 Neurochem Shares were purchased at a price per share of Cdn $17.00; (ii) 700 Neurochem Shares were purchased at a price per share of Cdn $17.03; and
        (iii) 1,000 Neurochem Shares were purchased at a price per share of Cdn $17.05; (e) on March 21,

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 12 OF 21 PAGES

        2005, 1,200 Neurochem Shares were purchased at a price per share of Cdn $16.93; (f) on March 22, 2005, (i) 1,000 Neurochem Shares were purchased at a price per share of Cdn $16.40; and (ii) 500 Neurochem Shares were purchased at a price per share of Cdn $16.45; (g) on March 23, 2005, 1,200 Neurochem Shares were purchased at a price per share of Cdn $16.46; (h) on March 24, 2005, (i) 100 Neurochem Shares were purchased at a price per share of Cdn $16.11; (ii) 400 Neurochem Shares were purchased at a price per share of Cdn $16.12; (iii) 200 Neurochem Shares were purchased at a price per share of Cdn $16.13; (iv) 1,300 Neurochem Shares were purchased at a price per share of Cdn $16.14; (v) 800 Neurochem Shares were purchased at a price per share of Cdn $16.15; (vi) 300 Neurochem Shares were purchased at a price per share of Cdn $16.21;
        (vii) 100 Neurochem Shares were purchased at a price per share of Cdn $16.23; (viii) 200 Neurochem Shares were purchased at a price per share of Cdn $16.25; (ix) 100 Neurochem Shares were purchased at a price per share of Cdn $16.28; (x) 300 Neurochem Shares were purchased at a price per share of Cdn $16.29; (xi) 500 Neurochem Shares were purchased at a price per share of Cdn $16.32; (xii) 100 Neurochem Shares were purchased at a price per share of Cdn $16.33; (xii) 100 Neurochem Shares were purchased at a price per share of Cdn $16.38; and (xiv) 500 Neurochem Shares were purchased at a price per share of Cdn $16.42; (i) on March 28, 2005, (i) 200 Neurochem Shares were purchased at a price per share of Cdn $15.89; (ii) 1,200 Neurochem Shares were purchased at a price per share of Cdn $15.90; (iii) 500 Neurochem Shares were purchased at a price per share of Cdn $15.99; (iv) 100 Neurochem Shares were purchased at a price per share of Cdn $16.00; (v) 2,000 Neurochem Shares were purchased at a price per share of Cdn $16.11; and (vi) 1,000 Neurochem Shares were purchased at a price per share of Cdn $16.24.

    No transactions in the Neurochem Shares have been effected by any of the other Filing Persons, or any of the other persons named in Exhibits A, B or C during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

    Item 6 is hereby amended and supplemented by adding the following at the end thereof:

    Pursuant to the guarantee agreement between Luxco and National Bank of Canada dated July 30, 2004, whereby Luxco guaranteed the obligations of Picchio arising under a Credit Agreement between Picchio and National Bank of Canada dated July 30, 2004 (the "Credit Agreement") and Hedging Agreements (as defined in the Credit Agreement) up to a principal amount of Cdn $40,000,000, Luxco pledged an additional 4,668,368 Neurochem Shares on April 21, 2005 as security for its obligations under the Credit Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibit is added and attached hereto:

    X. Notice of Pledge, dated April 21, 2005, by Luxco to National Bank of Canada.

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 13 OF 21 PAGES


                                    SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2005

                                            P.P. LUXCO HOLDINGS II S.A.R.L.


                                            By:      /s/ Francesco Bellini
                                               ---------------------------------
                                            Name:    Dr. Francesco Bellini
                                            Title:   Manager



                                            By:      /s/ Stephane Hadet
                                               ---------------------------------
                                            Name:    Stephane Hadet
                                            Title:   Manager

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 14 OF 21 PAGES


                                    SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2005

                                            PICCHIO PHARMA INC.


                                            By:      /s/ Francesco Bellini
                                               ---------------------------------
                                            Name:    Dr. Francesco Bellini
                                            Title:   Chairman and Director

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 15 OF 21 PAGES


                                    SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2005

                                            FMRC FAMILY TRUST


                                            By:      /s/ Vernan H. Strang
                                               ---------------------------------
                                            Name:    Vernon H. Strang
                                            Title:   Trustee

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 16 OF 21 PAGES


                                    SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2005

                                            /s/ John W. Churchill
                                            ------------------------------------
                                            JOHN W. CHURCHILL, Trustee

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 17 OF 21 PAGES


                                    SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2005

                                             /s/ Vernan H. Strang
                                             -----------------------------------
                                             VERNON H. STRANG

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 18 OF 21 PAGES


                                    SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2005


                                              /s/ Francesco Bellini
                                              ----------------------------------
                                              DR. FRANCESCO BELLINI

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 19 OF 21 PAGES


                                    SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2005


                                       POWER TECHNOLOGY INVESTMENT CORPORATION


                                       By:      /s/ Leslie Raenden
                                          --------------------------------------
                                       Name:    Leslie Raenden
                                       Title:   Executive Vice-President Finance

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 20 OF 21 PAGES

EXHIBIT INDEX

EXHIBIT  NAME

--------------------------------------------------------------------------------
A.   Directors and Executive Officers of Power Corporation of Canada.*******

--------------------------------------------------------------------------------
B. Persons who may be deemed in control of Power Technology Investment Corporation.*

--------------------------------------------------------------------------------
C.   Directors and Executive Officers of the Filing Persons.*******

--------------------------------------------------------------------------------
D.   Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings
     II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002.*

--------------------------------------------------------------------------------
E. Shareholders Agreement by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio Pharmaceuticals Inc. and Dr. Francesco Bellini, as amended, dated December 17, 2001.*

--------------------------------------------------------------------------------
F.   Warrant dated July 25, 2002.*

--------------------------------------------------------------------------------
G.   Warrant dated February 18, 2003.*

--------------------------------------------------------------------------------
H.   Joint Filing Agreement.*

--------------------------------------------------------------------------------
I. Memorandum of Agreement between Torquay Consultadoria y Servicios LDA and Power Technology Investment Corporation, dated May 5, 2004, with an effective date of May 6, 2004.**

--------------------------------------------------------------------------------
J.   Waiver to the Shareholders Agreement, as amended, by and among Power
     Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of April 30, 2004.**

--------------------------------------------------------------------------------
K.   Waiver to the Shareholders Agreement, as amended, by and among Power
     Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of
     May 27, 2004 up until August 31, 2004.***

--------------------------------------------------------------------------------
L. Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Event Driven Holding Fund Ltd. and Power Tech.***

--------------------------------------------------------------------------------
M. Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Multi-Strategy Holding Fund Ltd. and Power Tech.***

--------------------------------------------------------------------------------

----------

*    Previously filed with Schedule 13D on October 3, 2003.

**   Previously filed with Amendment No. 2 to Schedule 13D on May 11, 2004.

***  Previously filed with Amendment No. 3 to Schedule 13D on July 26, 2004.

**** Previously filed with Amendment No. 4 to Schedule 13D on August 2, 2004.

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 21 OF 21 PAGES

--------------------------------------------------------------------------------
N. Memorandum of Agreement, dated as of July 22, 2004, by and between Viking Global Equities LP and Power Tech.***

--------------------------------------------------------------------------------
O. Memorandum of Agreement, dated as of July 22, 2004, by and between VGE III Portfolio Ltd. and Power Tech.***

--------------------------------------------------------------------------------
P. Credit Agreement, dated by and between Picchio and National Bank of Canada.****

--------------------------------------------------------------------------------
Q. Pledge Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.****

--------------------------------------------------------------------------------
R. Guarantee Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.****

--------------------------------------------------------------------------------
S.   Commitment Letter, dated February 14, 2005.******

--------------------------------------------------------------------------------
T. Agreement made as of December 1, 2004 by and between the Company and Dr. Bellini.******

--------------------------------------------------------------------------------
U. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of March 3, 2005.

--------------------------------------------------------------------------------
V. Acknowledgement of Debt, made on March 9, 2005, by and between Vern Strang As Trustee of The FMRC Family Trust and 18056 Yukon Inc.*******

--------------------------------------------------------------------------------

W. Underwriting Agreement by and among Neurochem Inc., UBS Securities LLC, CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc., Wells Fargo Securities, LLC, BMO Nesbitt Burns Inc., and Fortis Securities LLC (Incorporated by reference to Exhibit 3 to the Company's registration statement on Form F-10 filed with the Securities and Exchange Commission (file no. 333-122965) on March 4, 2005).

--------------------------------------------------------------------------------
X. Notice of Pledge, dated April 21, 2005, by Luxco to National Bank of Canada.********

--------------------------------------------------------------------------------

----------

******   Previously filed with Amendment No. 6 to Schedule 13D on
         February 25, 2005.

*******  Previously Filed with Amendment No. 7 to Schedule 13D on March 9, 2005.

******** Filed herewith.